SECRETARY’S CERTIFICATE

The undersigned, being duly elected as Secretary of West Bay BDC LLC (the “Company”), a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, hereby certifies that (i) the attached resolutions are true and correct copies of the resolutions adopted by a majority of the disinterested directors of the Company on April 16, 2025; and (ii) these resolutions have not been amended, modified and/or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 12th day of May, 2025.

/s/ Caroline Kraus
Name: Caroline Kraus
Title: Secretary

APPROVAL OF FIDELITY BOND

WHEREAS, the Board of Directors, including a majority of the Directors that are not “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) (the “Independent Directors”), has given due consideration to all relevant factors, including, but not limited to, the anticipated value of the aggregate assets of the Fund to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the Fund; and

WHEREAS, the Board of Directors, including the Independent Directors, has determined the amount of coverage under the fidelity bond (the “Fidelity Bond”) to be adequate and reasonable;

NOW, THEREFORE, BE IT

RESOLVED, that the Fidelity Bond, for the term and with the coverage and extension premium of $1,513 (pro rata of current annual premium), be extended to November 15, 2025; and be it further

RESOLVED, that the Board of Directors, including a majority of the Independent Directors, hereby approves the continued payment of the premium for coverage under the Fidelity Bond, having considered all relevant factors, including, but not limited to, the amount and premium of the Fidelity Bond; and be it further

RESOLVED, that the Secretary of the Fund be, and hereby is, designated as the officer to make filings with the U.S. Securities and Exchange Commission and to give notices as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to execute such documents, with such modifications as the officers, on advice of the Fund’s legal counsel, shall deem necessary or appropriate, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents, the making of such payments or taking of such action to be conclusive evidence of the Fund’s approval; and be it further

RESOLVED, that any and all the actions of the officers of the Fund taken prior to the date hereof to carry out the purpose of the above resolutions and the transactions contemplated thereunder be and hereby are ratified, confirmed and approved.

AMEND BOND PERIOD ENDORSEMENT

Named Assured		Endorsement Number
WEST BAY BDC LLC		2
Bond Number	Bond Period	Effective Date of Endorsement
J06637899	05-01-2024 to 11-15-2025	May 1, 2024
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1. Bond Period:	From: May 1, 2024
To: November 15, 2025
At 12:01 A.M. local time at the Address of Assured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52908 (12/20)

AMEND ITEM 2 ENDORSEMENT

Named Assured		Endorsement Number
WEST BAY BDC LLC		3
Bond Number	Bond Period	Effective Date of Endorsement
J06637899	05-01-2024 to 11-15-2025	May 1, 2025
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is deleted and restated as follows:

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Dishonesty	$1,500,000	$0
2. On Premises	$1,500,000	$150,000
3. In Transit	$1,500,000	$150,000
4. Forgery Or Alteration	$1,500,000	$150,000
5. Extended Forgery	$1,500,000	$150,000
6. Counterfeit Money	$1,500,000	$150,000
7. Computer System Fraud	$1,500,000	$150,000
8. Claims Expense	Not Covered	Not Covered
9. Audit Expense	$1,500,000	$25,000
10. Uncollected Items Of Deposit	$1,500,000	$150,000
11. Voice Initiated Funds Transfer Instruction	$1,500,000	$150,000

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52910 (08/21)